Mail Stop 3561

December 13, 2007

Mr. J. Hicks Lanier
Chief Executive Officer
Oxford Industries, Inc.
222 Piedmont Ave, NE
Atlanta, GA 30308

  Re: Oxford Industries, Inc.
    Form 10-K for the Fiscal Year Ended June 1, 2007
    Filed July 31, 2007
    File No. 1-04365

Dear Mr. Lanier:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       William Choi
       Accounting Branch Chief